UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Chemspec International Limited

(Name of Issuer)

Ordinary Shares, par value HK$0.01 per share

(Title of Class of Securities)

163868 102[1]

(CUSIP Number)

Jie Lian Lawrence Wang Primavera SPV Ltd. c/o Primavera Capital (Cayman) Fund I L.P. Suite 5801, Two International Finance Center 8 Finance Street, Central Hong Kong

With a copy to:

David T. Zhang

Timothy M. Gardner

Latham & Watkins

41st Floor, One Exchange Square

8 Connaught Place, Central

Hong Kong

(852) 2522-7886

March 21, 2011

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

[1]	This CUSIP number applies to the Issuer’s American Depositary Shares, each representing 60 Ordinary Shares.

[Continued on following pages]

CUSIP No. 163868 102

1	NAME OF REPORTING PERSON Primavera SPV Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,206,990,441 Ordinary Shares[2]
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,206,990,441 Ordinary Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 54.8%[3]
14	TYPE OF REPORTING PERSON CO

[2]

Beneficial ownership of the above referenced Ordinary Shares (as defined below) is being reported hereunder solely because the Reporting Person may be deemed to have beneficial ownership of such securities as a result of the Support Agreement (as defined below). Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the Reporting Persons that he or it is the beneficial owner of any Ordinary Shares for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership thereof is expressly disclaimed.

[3]	Based on the representation of the Company set forth in the Merger Agreement (as defined below) that 2,203,620,000 Ordinary Shares were outstanding as of March 21, 2011.

CUSIP No. 163868 102

1	NAME OF REPORTING PERSON Primavera Capital (Cayman) Fund I L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,206,990,441 Ordinary Shares[4]
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,206,990,441 Ordinary Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 54.8%[5]
14	TYPE OF REPORTING PERSON PN

[4]

Beneficial ownership of the above referenced Ordinary Shares is being reported hereunder solely because the Reporting Person may be deemed to have beneficial ownership of such securities as a result of the Support Agreement. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the Reporting Persons that he or it is the beneficial owner of any Ordinary Shares for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership thereof is expressly disclaimed.

[5]	Based on the representation of the Company set forth in the Merger Agreement that 2,203,620,000 Ordinary Shares were outstanding as of March 21, 2011.

CUSIP No. 163868 102

1	NAME OF REPORTING PERSON Primavera Capital (Cayman) GP1 L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,206,990,441 Ordinary Shares[6]
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,206,990,441 Ordinary Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 54.8%[7]
14	TYPE OF REPORTING PERSON PN

[6]

Beneficial ownership of the above referenced Ordinary Shares is being reported hereunder solely because the Reporting Person may be deemed to have beneficial ownership of such securities as a result of the Support Agreement. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the Reporting Persons that he or it is the beneficial owner of any Ordinary Shares for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership thereof is expressly disclaimed.

[7]	Based on the representation of the Company set forth in the Merger Agreement that 2,203,620,000 Ordinary Shares were outstanding as of March 21, 2011.

CUSIP No. 163868 102

1	NAME OF REPORTING PERSON Primavera (Cayman) GP1 Ltd
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,206,990,441 Ordinary Shares[8]
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,206,990,441 Ordinary Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 54.8%[9]
14	TYPE OF REPORTING PERSON CO

[8]

Beneficial ownership of the above referenced Ordinary Shares is being reported hereunder solely because the Reporting Person may be deemed to have beneficial ownership of such securities as a result of the Support Agreement. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the Reporting Persons that he or it is the beneficial owner of any Ordinary Shares for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership thereof is expressly disclaimed.

[9]	Based on the representation of the Company set forth in the Merger Agreement that 2,203,620,000 Ordinary Shares were outstanding as of March 21, 2011.

CUSIP No. 163868 102

1	NAME OF REPORTING PERSON Fred Zuliu Hu
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,206,990,441 Ordinary Shares[10]
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,206,990,441 Ordinary Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 54.8%[11]
14	TYPE OF REPORTING PERSON IN

[10]

Beneficial ownership of the above referenced Ordinary Shares is being reported hereunder solely because the Reporting Person may be deemed to have beneficial ownership of such securities as a result of the Support Agreement. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the Reporting Persons that he or it is the beneficial owner of any Ordinary Shares for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership thereof is expressly disclaimed.

[11]	Based on the representation of the Company set forth in the Merger Agreement that 2,203,620,000 Ordinary Shares were outstanding as of March 21, 2011.

ITEM 1.	SECURITY AND ISSUER:

This statement on Schedule 13D (this “Statement”) relates to ordinary shares, par value HK$0.01 per share (“Ordinary Shares”), including American Depositary Shares, each representing 60 Ordinary Shares, of Chemspec International Limited (the “Issuer”). The Issuer’s principal executive office is located at No. 200 Wu Wei Road, Shanghai 200331, People’s Republic of China.

ITEM 2.	IDENTITY AND BACKGROUND:

(a)-(c)	This Statement is being filed jointly by and on behalf of (a) Primavera SPV Ltd., an exempted company with limited liability incorporated under the laws of the Cayman Islands (“Primavera SPV”), (b) Primavera Capital (Cayman) Fund I L.P., a limited partnership organized under the laws of the Cayman Islands (“Fund I”), (c) Primavera Capital (Cayman) GP1 L.P., a limited partnership organized under the laws of the Cayman Islands (“GP1 L.P.”), (d) Primavera (Cayman) GP1 Ltd, an exempted company with limited liability incorporated under the laws of the Cayman Islands (“GP1 Ltd”) and (e) Mr. Fred Zuliu Hu (collectively, the “Reporting Persons”) pursuant to their agreement to the joint filing of this Statement, filed herewith as Exhibit 7.01.

Primavera SPV has not engaged in any business except in connection with the transactions contemplated by the Merger Agreement (as defined below). Primavera SPV’s principal business address, which also serves as its principal office, is c/o Primavera Capital (Cayman) Fund I L.P., Suite 5801, Two International Finance Center, 8 Finance Street, Central, Hong Kong. Primavera SPV is a wholly-owned subsidiary of Fund I.

The directors and executive officers of Primavera SPV, and the present principal occupation of each such director and officer, are as follows: Mr. Fred Zuliu Hu is the sole director of Primavera SPV. Mr. Hu is a citizen of the People’s Republic of China. Mr. Hu’s principal occupation is as a partner of Primavera Capital Group fund entities. Mr. Hu’s business address is Suite 5801, Two International Finance Center, 8 Finance Street, Central, Hong Kong.

The principal business of Fund I is making investments, directly or indirectly, in securities of private and public companies. Fund I’s principal business address, which also serves as its principal office, is Suite 5801, Two International Finance Center, 8 Finance Street, Central, Hong Kong. GP1 L.P. is the sole general partner of Fund I.

The principal business of GP1 L.P. is serving as the general partner of Fund I. GP1 L.P.’s principal business address, which also serves as its principal office, is Suite 5801, Two International Finance Center, 8 Finance Street, Central, Hong Kong. GP1 Ltd is the sole general partner of GP1 L.P.

The principal business of GP1 Ltd is serving as the general partner of GP1 L.P. GP1 Ltd’s principal business address, which also serves as its principal office, is Suite 5801, Two International Finance Center, 8 Finance Street, Central, Hong Kong.

The directors and executive officers of GP1 Ltd, and the present principal occupation of each such director and officer, are as follows:

Mr. Fred Zuliu Hu is a director and the controlling shareholder of GP1 Ltd. Mr. Hu is a citizen of the People’s Republic of China. Mr. Hu’s principal occupation is as a partner of Primavera Capital Group fund entities. Mr. Hu’s business address is Suite 5801, Two International Finance Center, 8 Finance Street, Central, Hong Kong.

Mr. Richard Ruffer is a director of GP1 Ltd. Mr. Ruffer is a citizen of the United States of America. Mr. Ruffer’s principal occupation is as Senior Vice President of global fiduciary services at Walkers Management Services. Mr. Ruffer’s business address is Walker House, 87 Mary Street, George Town, Grand Cayman, KY1-9002, Cayman Islands.

(d)-(e)	During the five years preceding the date of this filing, none of the Reporting Persons nor, to the best knowledge of the Reporting Persons, any of the other persons named in this Item 2, has been (A) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (B) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION:

Pursuant to the Agreement and Plan of Merger, dated as of March 21, 2011 (the “Merger Agreement”), by and among (i) Halogen Limited (“Parent”), an exempted company with limited liability incorporated under the laws of the Cayman Islands and wholly-owned by Primavera SPV and Wise Lion Limited, a company incorporated under the laws of the British Virgin Islands (“Wise Lion”), (ii) Halogen Mergersub Limited (“Mergersub”), an exempted company with limited liability incorporated under the laws of the Cayman Islands and a wholly-owned subsidiary of Halogen Limited, (iii) Dr. Jianhua Yang (“Dr. Yang”), and (iv) the Issuer, subject to the conditions set forth in the Merger Agreement, Mergersub will be merged with and into the Issuer, with the Issuer continuing as the surviving entity and a subsidiary of Parent (the “Merger”). Holders of Ordinary Shares will receive US$0.135 per share or US$8.10 per American Depositary Share in cash in the Merger. The Merger is subject to the approval of the Issuer’s shareholders and other customary closing conditions. A copy of the Merger Agreement is filed as Exhibit 7.02 and is incorporated herein by reference.

The financing for the transactions contemplated by the Merger Agreement will be obtained by the Reporting Persons pursuant to a Facility Agreement, dated as of March 21, 2011 (the “Facility Agreement”), by and among Parent, Mergersub and Standard Chartered Bank (Hong Kong) Limited, an Equity Funding Letter, dated as of March 21, 2011 (the “Primavera Equity Funding Letter”), by and between Parent and Fund I, and an Equity Funding Letter, dated as of March 21, 2011 (the “Founder Equity Funding Letter”), by and between Parent and Dr. Yang. Copies of the Facility Agreement, the Primavera Equity Funding Letter and the Founder Equity Funding Letter are filed as Exhibit 7.03, Exhibit 7.04 and Exhibit 7.05, respectively, and are incorporated herein by reference.

As is more fully described in response to Item 4 hereto, the Ordinary Shares to which this Statement relates have not been purchased by any of the Reporting Persons. Pursuant to a certain Support Agreement (the “Support Agreement”), dated as of March 21, 2011, by and among Primavera SPV, Dr. Yang, Wise Lion and Credit Suisse Trust Limited (together with Dr. Yang and Wise Lion, the “Subject Shareholders”), the Reporting Persons may be deemed to be the beneficial owners of 1,206,990,441 Ordinary Shares held of record by Wise Lion. The parties to the Support Agreement entered into it to induce Parent and Mergersub to enter into the Merger Agreement. The Support Agreement is described in more detail in Item 4 hereto, which description is incorporated by reference into this Item 3. Any beneficial ownership of any of the Reporting Persons of Ordinary Shares that may be deemed to arise from the Support Agreement does not require the expenditure of any funds, as none of the Reporting Persons paid any monetary consideration to Dr. Yang, Wise Lion or Credit Suisse Trust Limited for entering into the Support Agreement. A copy of the Support Agreement is filed as Exhibit 7.06 hereto and is incorporated herein by reference.

On March 21, 2011, Primavera SPV, Dr. Yang, Mr. Yunlong Yuan (“Mr. Yuan”) and Mr. Weinian Qi (“Mr. Qi”) entered into a letter agreement regarding the equity ownership of Parent (the “Letter Agreement”). Pursuant to the Letter Agreement, it is contemplated that Dr. Yang, Mr. Yuan and Mr. Qi will acquire equity interests in Parent. The Letter Agreement is described in more detail in Item 4 hereto, which description is incorporated by reference into this Item 3. A copy of the Letter Agreement is filed as Exhibit 7.07 and is incorporated herein by reference.

ITEM 4.	PURPOSE OF TRANSACTION:

Pursuant to the Support Agreement, the Subject Shareholders, who collectively own or are entitled to direct the voting of 1,206,990,441 Ordinary Shares, which represents approximately 54.8%[12] of the outstanding Ordinary Shares, have agreed to vote (or cause to be voted) their Ordinary Shares (i) in favor of approval of the Merger Agreement and the transactions contemplated thereby, including the Merger, and in favor of any further actions necessary or desirable to effectuate the foregoing, (ii) against any alternative proposal of any person with respect to (x) a merger, joint venture, partnership, consolidation, dissolution, liquidation, tender offer, recapitalization, reorganization, share exchange, business combination, scheme of arrangement or similar transaction involving the Issuer or any of its subsidiaries that, if consummated, would result in any such person beneficially owning 20% or more of the outstanding Ordinary Shares or (y) any acquisition by any person, or proposal or offer, which if consummated, would result in any person becoming the beneficial owner of 20% or more of the outstanding Ordinary Shares or 20% or more of the consolidated total assets (including equity securities of its subsidiaries) of the Issuer, and (iii) against any other action that is intended, or would reasonably be expected to, impede, interfere with, delay, postpone, discourage or adversely affect the approval of the Merger Agreement and the transactions contemplated thereby, including the Merger.

[12]	Based on the representation of the Company set forth in the Merger Agreement that 2,203,620,000 Ordinary Shares were outstanding as of March 21, 2011.

Pursuant to the Letter Agreement, subject to the terms and conditions of the Merger Agreement, at or prior to the effective time of the Merger, Parent shall issue (i) to Wise Lion for US$6,000,000.00 in cash the number of ordinary shares of Parent (“Parent Shares”) representing, together with the one Parent Share owned by Wise Lion as of March 21, 2011, an equity investment of US$168,943,709.535 in Parent, (ii) to an entity owned by Mr. Yuan, for no consideration, the number of Parent Shares representing an equity investment of US$2,879,550.00 in Parent, (iii) to an entity owned by Mr. Qi, for no consideration, the number of Parent Shares representing an equity investment of US$1,919,700.00 in Parent, and (iv) to Primavera SPV for at least US$55,000,000.00 in cash (the exact amount to be determined jointly by Dr. Yang and Primavera SPV, provided that the equity ownership of Parent beneficially owned by Dr. Yang shall not be less than 70%) the number of Parent Shares representing, together with the one Parent Share owned by Primavera SPV as of March 21, 2011, an equivalent equity investment in Parent. The cash to be invested in Parent from sources of equity financing, together with the proceeds of the contemplated debt financing, will be used towards the Merger consideration and other transaction related fees and expenses.

Upon the consummation of the Merger, the directors of Mergersub immediately prior to the effective time of the Merger (the “Effective Time”) will be the directors of the surviving company, until their respective successors are duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the memorandum and articles of association of the surviving company. Upon consummation of the Merger, the officers of the Issuer immediately prior to the Effective Time will be the initial officers of the surviving company, until their respective successors are duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the memorandum and articles of association of the surviving company.

At the Effective Time, the memorandum and articles of association of Mergersub, as in effect immediately prior to the Effective Time, shall be the memorandum and articles of association of the surviving company (except that, at the Effective Time, Article I of the memorandum and articles of association of the surviving corporation shall be amended to be and read as follows: “The name of the corporation is Chemspec International Limited”) until thereafter changed or amended as provided therein or by applicable laws.

If the Merger is consummated, the Issuer will become a wholly-owned subsidiary of Parent and Parent will seek to cause the American Depositary Shares of the Issuer to be delisted from the New York Stock Exchange and deregistered under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), as promptly as practicable after the Effective Time.

Except as set forth in this Item 4, none of the Reporting Persons nor, to the best knowledge of the Reporting Persons, any of the other persons named in Item 2, has any plans or proposals which relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, formulate other purposes, plans or proposals regarding the Issuer, or any other actions that could involve one or more of the types of transactions or have one or more of the results described in paragraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER:

(a)-(b)	As of the date hereof, Wise Lion directly holds 1,206,990,441 Ordinary Shares, representing approximately 54.8% of the outstanding Ordinary Shares. Dr. Yang is the sole director of Wise Lion, which is owned by Sanbrook Holdings Limited (“Sanbrook”). Sanbrook is in turn wholly owned by Credit Suisse Trust Limited as trustee of the JH Yang Family Trust (the “Trust”) with Dr. Yang as settlor and his family members as beneficiaries. As a result of the Support Agreement described above, the Reporting Persons may be deemed to have acquired beneficial ownership of such Ordinary Shares. However, none of the Reporting Persons controls the voting of such Ordinary Shares with respect to matters other than as described in Item 4 above, and none of the Reporting Persons possesses any economic or other rights as a shareholder with respect to such Ordinary Shares. Neither the filing of this Statement nor any of its contents shall be deemed to constitute an admission by any of the Reporting Persons that he or it is the beneficial owner of any Ordinary Shares for purposes of Section 13(d) of the Exchange Act, or for any other purpose, and such beneficial ownership thereof is expressly disclaimed.

As a result of certain matters described in Items 3 and 4 above, the Reporting Persons, Dr. Yang, Mr. Yuan and Mr. Qi may be deemed to constitute a “group” within the meaning of Rule 13d-5(b) under the Exchange Act. However, neither the filing of this Statement nor any of its contents shall be deemed to constitute an admission by any of the Reporting Persons that all or any of the Reporting Persons constitute a “group” with all or any of Dr. Yang, Mr. Yuan and Mr. Qi within the meaning of Rule 13d-5(b) under the Exchange Act.

(c)	Except as described in Item 3 and Item 4, none of the Reporting Persons nor, to the best knowledge of the Reporting Persons, any of the other persons named in Item 2, has effected any transactions relating to the Ordinary Shares during the past sixty (60) days.

(d)-(e)	Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER:

On March 21, 2011, the Issuer entered into the Merger Agreement. The descriptions of the Merger Agreement in Item 3 and Item 4 are incorporated herein by reference. Concurrently with the execution of the Merger Agreement: (i) Parent, Mergersub and Standard Chartered Bank (Hong Kong) Limited entered into the Facility Agreement, (ii) Parent and Fund I entered into the Primavera Equity Funding Letter, (iii) Parent and Dr. Yang entered into the Founder Equity Funding Letter, (iv) Primavera SPV, Dr. Yang, Wise Lion and the Trust entered into the Support Agreement, (v) Primavera SPV, Dr. Yang, Mr. Yuan and Mr. Qi entered into the Letter Agreement, (vi) Fund I gave a limited guaranty (the “Primavera Guaranty”) in favor of the Issuer and (vii) Dr. Yang gave a limited guaranty (the “Founder Guaranty”) in favor of the Issuer.

The descriptions in Item 3 and Item 4 of this Statement of the agreements listed in this Item 6 are incorporated herein by reference. The summaries of certain provisions of such agreements in this Statement are not intended to be complete and are qualified in their entirety by reference to the full text of such agreements. The agreements listed in this Item 6 are filed herewith as Exhibits 7.02 through 7.09 and are incorporated herein by reference.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS:

The following are filed herewith as Exhibits to this Statement:

Exhibit 7.01:	Joint Filing Agreement by and among the Reporting Persons, dated March 31, 2011.

Exhibit 7.02:	Agreement and Plan of Merger by and among Parent, Mergersub, Dr. Yang and the Issuer, dated March 21, 2011 (incorporated herein by reference to Exhibit 99.2 to the Issuer’s Current Report on Form 6-K filed on March 21, 2011).

Exhibit 7.03:	Facility Agreement by and among Parent, Mergersub and Standard Chartered Bank (Hong Kong) Limited, dated March 21, 2011.

Exhibit 7.04:	Primavera Equity Funding Letter between Parent and Fund I, dated March 21, 2011.

Exhibit 7.05:	Founder Equity Funding Letter between Parent and Dr. Yang, dated March 21, 2011.

Exhibit 7.06:	Support Agreement by and among Primavera SPV, Dr. Yang, Wise Lion and the Trust, dated March 21, 2011.

Exhibit 7.07:	Letter Agreement by and among Primavera SPV, Dr. Yang, Mr. Yuan and Mr. Qi, dated March 21, 2011.

Exhibit 7.08	Limited Guaranty between Fund I and the Issuer, dated March 21, 2011.

Exhibit 7.09	Limited Guaranty between Dr. Yang and the Issuer, dated March 21, 2011.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 31, 2011

PRIMAVERA SPV LTD.

By:	/s/ Jie Lian
Name: Jie Lian
Title: Authorized Signatory

PRIMAVERA CAPITAL (CAYMAN) FUND I L.P.

By:	PRIMAVERA CAPITAL (CAYMAN)
GP1 L.P., its General Partner

By:	PRIMAVERA (CAYMAN) GP1 LTD, its General Partner

By:	/s/ Jie Lian
Name: Jie Lian
Title: Authorized Signatory

PRIMAVERA CAPITAL (CAYMAN) GP1 L.P.

By:	PRIMAVERA (CAYMAN) GP1 LTD, its General Partner

By:	/s/ Jie Lian
Name: Jie Lian
Title: Authorized Signatory

PRIMAVERA (CAYMAN) GP1 LTD

By:	/s/ Fred Zuliu Hu
Name: Fred Zuliu Hu
Title: Director

FRED ZULIU HU

/s/ Fred Zuliu Hu
Fred Zuliu Hu